UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: December, 2024	Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

40 Temperance Street,

Toronto, Ontario, M5H 0B4

(416) 933-4103

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date:	December 3, 2024	By:	/s/ Roula Kataras
Name: Roula Kataras
Title: Senior Vice-President and Chief Accountant

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Independent Auditors’ Report dated December 3rd, 2024